UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of August 2011
Commission File Number: 001-16683

MERRILL LYNCH CANADA INC.
[Initial Depositor]
(Translation of registrant’s name into English)

CP HOLDRSSM Deposit Facility
[Issuer with respect to the receipts]

BCE Place, Suite 400
181 Bay Street
Toronto, Ontario  M5J2V8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                No ☒

EXHIBITS

Exhibit 1	CP HOLDRS Deposit Facility Prospectus Supplement, dated August 12, 2011, to Prospectus dated March 15, 2011.

Exhibit 2
Amendment No. 1 to the Deposit Agreements, dated as of August 11, 2011, among Merrill Lynch Canada Inc., BNY Trust Company of Canada and all depositors and all owners and beneficial owners from time to time of depositary receipts issued under the Deposit Agreement.

Exhibit 3	Press Release, dated as of August 12, 2011, issued by Van Eck Associates Corporation.

                      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MERRILL LYNCH CANADA INC.

Date: August 15, 2011	By:	/s/ Mark Dickerson
		Name:	Mark Dickerson
		Title:	Corporate Secretary